EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three months ended March 31,	2008	2007

	(dollars are in millions)

Net income	$255	$541
Income tax expense	197	332

Income before income tax expense	452	873

Fixed charges:
Interest expense	1,879	2,071
Interest portion of rentals(1)	12	18

Total fixed charges	1,891	2,089

Total earnings as defined	$2,343	$2,962

Ratio of earnings to fixed charges	1.24	1.42
Preferred stock dividends(2)	14	15
Ratio of earnings to combined fixed charges and preferred stock dividends	1.23	1.41

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.